Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, Indiana 46802

Mary Jo Ardington
Associate General Counsel
Phone: 260-455-3917
MaryJo. Ardington@LFG.com

VIA EDGAR & email

October 27, 2016

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-8629

RE:       Lincoln Life Variable Annuity Account N of
The Lincoln National Life Insurance Company
Registration Statement on Form N-4 for
Individual Variable Annuity Contracts
File No. 333-214235   Lincoln Core IncomeSM Variable Annuity

Dear Mr. Zapata:

On behalf of The Lincoln National Life Insurance Company (“Lincoln”) and Lincoln Life Variable Annuity Account N (“the Account”), attached is a courtesy copy of the initial registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-4 (the “Registration Statement”) for certain individual variable annuity contracts marketed under the name Lincoln Core IncomeSM Variable Annuity.  The Registration Statement was filed with the Securities and Exchange Commission (“the Commission”) via EDGAR on 0ctober 25, 2016.

Lincoln Core IncomeSM Variable Annuity (the “Core Income Contract”) is in many respects similar to a certain individual variable annuity contract issued by Lincoln through the Account (specifically, Lincoln Investor Advantage® RIA Variable Annuity; File No. 333-193274) (the “RIA Contract”).  The registration statement for the RIA Contract was previously reviewed within the Division of Investment Management. The attached copies of the prospectus and Statement of Additional Information for the Core Income Contract have been marked to show the differences between the Core Income Contract and the RIA Contract.

As stated in the transmittal letter for the Registration Statement, we respectfully request that the Registration Statement be given selective review pursuant to SEC Release No. IC-13768.

The material differences that are reflected in the Registration Statement are as follows:

1.
The Core Income Contract offers a new rider called Core Income Benefit which is required with the base contract.  i4LIFE® Advantage is also available under the Core Income Contract but cannot be elected if the Core Income Benefit is in effect. The RIA Contract currently only offers i4LIFE® Advantage.

2.	The Core Income Contract does not have a fixed account. The RIA Contract does offer a fixed account.
3.	The Core Income Contract can be sold through a broker-dealer or a Registered Investment Adviser, while RIA Contract can only be sold through Registered Investment Adviser.
4.	The Core Income Contract has different Account Fees and Product Charges than the RIA Contract.
5.	The Core Income Contract offers the following death benefits: Account Value Death Benefit and Guarantee of Principal Death Benefit. The RIA Contract offers only the Account Value Death Benefit.
6.	The Core Income Contract offers a different fund line-up than the RIA Contract.

The Core Income Contract will be available for purchase as part of a fee-based financial plan, whereby an investment firm or professional offers investment advice for a fee.

The percentages used to determine the Core Income Payment under the Core Income Benefit rider, the Cost of Living Adjustment, and applicable percentage reductions to the Core Income Benefit for early withdrawals and after the first death will be declared on a periodic basis and will be published on Rate Sheets which will be made available to contract owners.

We believe the blacklining accurately reflects the differences outlined above. Any questions or comments regarding this filing may be directed to my attention at 260-455-3917.  Thank you for your assistance.

Sincerely,
Mary Jo Ardington

The Lincoln National Life Insurance Company

Lincoln Life Variable Annuity Account N

Rate Sheet Prospectus Supplement dated ____, 2016 to the Prospectus

This Rate Sheet Prospectus Supplement (“Rate Sheet”) applies to purchasers of Lincoln Core Income℠ Variable Annuity between __________ and _________, 2017.  This supplement is for informational purposes and requires no action on your part.

OVERVIEW

This Rate Sheet provides the Core Income Benefit percentage, the Cost of Living Adjustment (COLA) percentage and Reduction percentages that we are currently offering.  This Rate Sheet will replace and supersede any previously issued Rate Sheet(s), and must be retained with the current prospectus.

The rates below apply for applications signed between _______ and _________ 2017.

The Core Income Benefit percentage, the Cost of Living Adjustment (COLA) percentage, and the Reduction Percentages may be different than those listed below for applications signed after __________ 2017.  We are under no obligation to notify you that this Rate Sheet is no longer in effect.

For new contractowners, the current Rate Sheet will be included with the prospectus.  You can also obtain the most current Rate Sheet by contacting your financial professional, or online at LincolnFinancial.com.  This Rate Sheet has been filed with the Securities and Exchange Commission.

Core Income Benefit Percentage

The initial Core Income Payment amount is calculated at the time the contract is issued and is equal to a percentage of the initial Purchase Payment, which is listed below.  The Core Income Benefit Percentage will also be applied to additional Purchase Payments.  The current Core Income Benefit Percentage is:

Single Life Option	Joint Life Option
X%	X%

Account Value Percentage

The Account Value Percentage is used to determine the Core Income Payment amount at the time of the first withdrawal on or after age 60 (your age or spouse’s age if younger), if this provides a higher Core Income Payment.  The current Account Value Percentage is:

Single Life Option	Joint Life Option
X%	X%

COLA Percentage

The Core Income Payment will automatically increase each year by a Cost of Living Adjustment (COLA) beginning on the first Benefit Year anniversary.  The current COLA percentage is:

X%

Core Income Payment Reduction Percentage for Ages 60-64

The Reduction Percentage is applied to the Core Income Payment if a withdrawal occurs once you (or the younger spouse if applicable) are age 60, but less than age 65.

Single Life Option	Joint Life Option
X%	X%

Death of First Measuring Life Reduction to Core Income Payment

The Death of First Measuring Life Reduction Percentage is applied to the Core Income Payment upon the first death under the joint life option. The current Death of First Measuring Life Reduction to Core Income Payment Percentage is:

X%

In order to receive the rates indicated in this Rate Sheet, your application must be signed and dated on or before the last day of the effective period noted above. We must receive your application in Good Order within 10 days from the date you sign your application, and the annuity must be funded within 60 calendar days.  Additional paperwork may be required if these conditions are not met and you still wish to purchase the annuity in order to receive the applicable rates in effect at that time.